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                                                         OMB APPROAL

             SECURITIES AND EXCHANGE COMMISSION    OMB Number     3235-0145
                    Washington, D.C. 20549         Expires:  October 31, 1997
                                                   Estimated average burden
                                                   hours per response.....14.90



                                  SCHEDULE 13G


                  Under the Securities Exchange Act of 1934

                      (Amendment No.                  )*

                            ITI Technologies, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   450564109
                                 -------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page 1 of 6 pages

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CUSIP NO. 450564109                   13G             Page  2    of  6    Pages
          ---------                                        ---      ---

-------------------------------------------------------------------------------

1    NAME(S) OF REPORTING PERSON(S)
     S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

     Granahan Investment Management, Inc.   04-2856200

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                  (a) / /
     Not Applicable.

                                                  (b) / /
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Commonwealth of Massachusetts


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
 NUMBER OF           5    SOLE VOTING POWER

 SHARES                       12,500

                   ------------------------------------------------------------
BENEFICIALLY         6    SHARED VOTING POWER

 OWNED BY                      -0-
                   ------------------------------------------------------------
  EACH               7    SOLE DISPOSITIVE POWER

 REPORTING                    555,750
                   ------------------------------------------------------------
 PERSON              8    SHARED DISPOSITIVE POWER

  WITH                         -0-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     555,750
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.11%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

       IA
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                               Pages 2 of 6 pages


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    Item 1(a)      Name of Issuer
                   --------------
                   ITI Technologies, Inc.


    Item 1(b)      Address of Issuer's Principal Executive Offices
                   -----------------------------------------------

                   2266 North 2nd Street
                   North St. Paul, MN 55109

    Item 2(a)      Name of Person Filing
                   ---------------------

                   Granahan Investment Management, Inc.


    Item 2(b)      Address of Principal Business Office or, if none, Residence
                   -----------------------------------------------------------

                   275 Wyman Street, Suite 270
                   Waltham, MA 02154

    Item 2(c)      State of Organization/Citizenship
                   ---------------------------------

                   Commonwealth of Massachusetts

    Item 2(d)      Title of Class of Securities
                   ----------------------------

`                  Common Stock

    Item 2(e)      CUSIP Number
                   ------------

                   450564109

   Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a

          (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
          (e) [X] Investment Adviser registered under Section 203 of the Investment


                               Page 3 of 6 pages

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                    Advisers Act of 1940

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see '240.13d-1(b)(1)(ii)(F)

          (g)  [ ]  Parent Holding Company, in accordance with
                    '240.13d-1(b)(1)(ii)(G)

          (h)  [ ]  Group, in accordance with '240.13d-1(b)(1)(ii)(H)

     Item 4.   Ownership

          (a)  Amount Beneficially Owned:    555,750

          (b)  Percent of Class:   6.11%

          (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:    12,500

              (ii)  shared power to vote or to direct the vote:  -0-

              (iii) sole power to dispose or to direct the disposition of:
                    555,750


               (iv) shared power to dispose or to direct the disposition of: -0-

     Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable.

     Item 6.   Ownership of More than Five Percent on Behalf of Another Person

               Certain other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which are subject to this report. Vanguard Explorer Fund,Inc.'s such rights relate to more than five percent of the class.

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable.


                               Page 4 of 6 pages

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     Item 8.   Identification and Classification of Members of the Group

               Not Applicable.


     Item 9.   Notice of Dissolution of Group
               Not Applicable.

     Item 10.  Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                               Page 5 of 6 pages

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     Signature

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          GRANAHAN INVESTMENT MANAGEMENT, INC.



Date: January 27, 1998                 By:    /s/ John J. Granahan
                                          ----------------------------
                                           John J. Granahan, President








                               Page 6 of 6 pages